Mail Stop 3628

October 17, 2005

Via facsimile (419) 241-6894 and U.S. Mail
Paul W. Pence, III, President and CEO
Merchants Bancorp, Inc.
100 North High Street
Hillsboro, Ohio 45133

Re: **Merchants Bancorp, Inc.**
        Schedule 13E-3
        File No. 5-80876
        Filed September 6, 2005
        Preliminary proxy Statement on Schedule 14A
        Filed September 6, 2005
        File No. 0-49771

Dear Mr. Pence:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. We note that you are purporting to create two classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing each "new" class to be held by less than 300 shareholders of record. Please provide a

formal opinion of counsel, supported by appropriate legal analysis, that your common stock and your newly authorized preferred stock are separate classes of securities under Ohio law. The analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the common stock and Class A preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934.

2. Please confirm that record holders that hold greater than 100 and less than 1,500 shares are sure to get what they elect in terms of electing cash or stock. In this regard, confirm that the amount of cash or stock issued to security holders as a result of this merger is not capped or restricted. If the amount of cash or stock issued as a result of this merger is restricted, then your disclosure should prominently disclose that there are restrictions on the cash and/or stock that may be issued by Merchants, the amount of the restriction and the consequences to security holders of the restriction.

Schedule 14A

General

3. Please provide a pro forma beneficial ownership table to disclose the beneficial owners of 5% or more of each class of Merchants' voting securities after the amendment to its articles of incorporation.

4. Please provide a brief statement as to arrears in dividends in respect to the outstanding common stock that is subject to this transaction, as required by Item 12(d) of Regulation 14A or otherwise advise.

Cover Page

5. On the cover page and in other prominent parts of the proxy statement, including the Summary Term Sheet section, disclose that current common security holders that opt to receive the newly authorized preferred stock will receive even less liquid securities, will lose their ability to vote their shares and will lose the benefits of holding Section 12 registered securities. Provide the same disclosure in each place in the proxy statement where you discuss that security holders may opt to receive preferred stock.

6. Please disclose that security holders can instead elect to perfect dissenters' rights rather than remain a common stock holder, receive $23.00 per share and/or newly authorized preferred stock. This disclosure should be accompanied by a brief explanation of how to exercise dissenters' rights.

7. You disclose that record holders of greater than 100 and less than 1,500 shares of common stock may choose a combination of cash and Class A preferred. Your disclosure should be revised to specifically explain how the combination of cash and Class A preferred will be determined. If security holders will be able to choose the ratio of cash to Class A preferred stock, please disclose.

Summary Term Sheet, page 1

General

8. In this section, provide a comparison of the rights of your common stock as compared to the newly authorized Series A Preferred Stock. Consider presenting in tabular format to most clearly present the differences between the new categories of securities, and the rights that some of your existing common holders will give up in this transaction. In particular, this new section should address the term of the Series A Preferred Stock. That is, what does it mean that these shares have a term of twenty years? What happens to the Preferred after that time? In addition, the call features and restrictions on transfer should be clearly explained.

9. In this section or in the Questions and Answers section that follows, more specifically discuss the reasons for the transaction, and in particular the structure. That is, why did the board choose a method of going private that may result in an option for security holders to receive unregistered securities with no voting rights?

10. Please address the accounting treatment of the merger, or explain why they are not material in the context of this transaction. See Item 1004(a)(xi) of Regulation M-A.

11. All filing persons on the Schedule 13E-3 must address the fairness of this proposed merger to unaffiliated shareholders. Please include the position of MBI Merger Sub with respect to the fairness of the transaction.

Potential Conflicts of Interest of Executive Officers and Directors, page 3

12. Please disclose the equity interests of your officers and directors prior to and following this transaction. If your officers and directors will be impacted in other ways by this transaction, please discuss as well. For example, will this transaction change the executive compensation packages applicable to officers and directors? Will it trigger severance payments as a "change in control?" Please discuss, as applicable.

Dissenters' Rights, page 3

13. You disclose that this transaction will allow shareholders to exercise dissenters' rights. Please clarify whether dissenters' rights are available to all security holders or whether

dissenters' rights are restricted to record holders of less than 1,500 shares of common
stock.

14. Please expand this section to provide a summary of the dissenters' rights available to your
security holders and how they may be perfected, rather than just a citation to another place
in the document. This should include a timeline that sets forth the deadlines for shareholder
actions necessary to perfect dissenters' rights.

Federal Income Tax Consequences, page 4

15. You disclose that security holders who receive cash will "generally be taxed on receipt of
the Merger consideration" and that "the receipt of Series A Preferred Stock in the merger
will generally be a non-taxable event." Rather than stating the "general" tax consequences,
you should revise your discussion to concretely disclose the material tax consequences of
this transaction on your security holders. See Item 1004(a)(xii) of Regulation M-A.

Questions and Answers about the Special Meeting and the Merger, page 5

Can I change my vote?, page 5

16. You disclose earlier in your proxy that security holders may revoke their proxy before it is
exercised, but that they may not revoke their election between cash or series A preferred
stock except as specified in this proxy. Please revise this question and answer to address
this limitation. Also, summarize the circumstances in which security holders may revoke
their election between cash or Series A preferred stock.

What happens of the meeting is postponed or adjourned?, page 5

17. You indicate here that a proxy granted to the company is good at the special meeting or any
postponement or adjournment of that meeting. However, Rule 14a-4(d)(2) appears to
permit you to use proxies solicited here only at the scheduled special meeting or any
adjournment thereof. It does not apparently cover postponements. Please advise of your
authority in using these proxies for postponements of the special meeting. We may have
additional comments.

Special factors, p. 8

Background of the Reclassification Transaction, page 12

18. Your disclosure suggests that it was management that first contemplated a going private
transaction and that it was management that concluded that any benefits from being a
registered company are substantially outweighed by the burden of being a registered
company. Further, you disclose that Merchants' management contacted its auditors,
corporate counsel and a financial advisor. Please revise to disclose the role of the board in

this process. If the board was not involved, please explain why you believe that it was appropriate for management to make these decisions without the input of the board.

19. On page 9, you disclose that Austin & Associates prepared and provided to the board a "preliminary Confidential Going-Private Analysis" on February 23, 2005. No written report with that date has been filed as an exhibit to the Schedule 13E-3, but would seem to be required under Item 1015 of Regulation M-A. Please advise or revise. In addition, to the extent that the preliminary report falls within the ambit of that Item, it must be described in considerable detail in the proxy statement.

20. In addition to the information requested in the comment above, expand the discussion of the background of the transaction to describe *all* meetings, negotiations, contacts, etc. among board members, management and/or third parties. In doing so, please identify the participants in and initiators of each meeting or contact and the date of each meeting. For example, please identify the person or persons who first raised the issue of taking the company private and provide a more definite time frame for this action. Also, address why the board and management first initiated discussions about going private in 2005 rather than some earlier date since the passage of the Sarbanes-Oxley Act. Further, did management only contact Austin Associates or did management consider multiple financial advisors? Did management have a prior relationship with Austin Associates?

21. Please revise to elaborate upon how the board arrived at the selected number of shares of common stock that will be cashed out and the range that will have the choice of either receiving preferred stock or cash. Did the board consider providing security holders of less than 100 shares of common stock with a choice of cash or preferred stock?

22. Please discuss any other prices that were considered before determining the final cash out price of $23.00. Did the board exclusively rely on the valuation report submitted by Austin Associates to determine the cash-out price? Or did it have input into that decision?

Purposes of and Reasons for the Merger Proposal, page 13

23. Briefly discuss why the board elected to pursue a going private transaction, versus another kind of transaction that would have addressed the concerns that prompted it to go private. That is, did the board consider a sale of the company? Why or why not?

Structure of the Merger, page 15

24. We refer you to the discussion regarding the treatment of shares held in "street name." You indicate that security holders should talk to their broker, nominee or agent to determine how they expect the reclassification transaction to affect them. Explain whether a security holder may convert their shares so that they hold them of record rather than in street name or may purchase additional shares, dispose of shares or change their ownership

structure to be certain they either remain common stock holders or are cashed-out or become Class A preferred stock holders.

Financial Fairness, page 18

25. We note that the summary of the Austin Associates report is qualified in its entirety by the full text of the opinion. A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the information statement. Please revise.

26. For each valuation technique, please disclose the basis for all assumptions relied upon by Austin Associates. For example, we note that Austin Associates' discount cash flow analysis assumed an earnings growth rate of 6.3%, a discount rate of 12.0% and a 7.5% equity to asset ratio. To the extent that these assumptions were provided by management, please disclose.

27. Please explain how the $23.00 fair value was ultimately derived from the cited valuation methods that resulted in a range of value of $13.95 to $25.63. This disclosure should include a discussion of how each valuation method was weighted and why.

28. Please confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Austin Associates and used to formulate its opinion. To the extent that the projections that have been disclosed and will be disclosed have not been prepared in accordance with GAAP, advise us what consideration you have given to whether they require additional disclosure pursuant to Rule 100(a) of Regulation G. In this regard, the disclosure on page 21 refers to projections generated by Austin, whereas elsewhere in the proxy statement you mention but do not disclose projections prepared by management.

Recommendation of our Board of Directors, page 26

29. Highlight the advantage for common stock holders of their increased voting rights. Please quantify the proportionate interest increase, if possible.

30. We refer you to page 22. It does not appear that the board has considered the historical market prices, net book value, going concern value or many of the other factors set forth in Instruction 2 to Item 1014 of Regulation M-A. Those factors are ordinarily relevant in assessing the fairness of a going-private transaction. To the extent the board did not consider them here, or considered but granted them little weight, this in and of itself may be an important part of the decision-making process that shareholders need to know about. See SEC Release No. 34-17719 (April 13, 1981). Please revise to address how the board considered each of the Instruction 2 factors, or to explain why it did not consider any one of them in the context of this merger.

31. Where a transaction differently affects specific classes of shareholders, Item 1014 requires a filing person to separately address the fairness of the transaction as to each subset of unaffiliated shareholders. Revise your fairness discussion for the company and MBI Merger Sub to separately address the fairness as to each subgroup of shareholders, including those who will be cashed out, those who will remain as common shareholders, and those who will receive a new class of securities with very different rights.

32. Revise to provide a materially complete explanation of why the board believes that an exchange of one share of common stock for one share of Class A preferred stock is substantively fair, given the different rights associated with each as compared to your currently outstanding common shares. Your discussion should be detailed, and should specifically address the rights associated with each new class.

33. Please expand on the basis for the favorable procedural fairness determination in the absence of the safeguards identified in Item 1014(c), (d), (e) and (f) of Regulation M-A. Your discussion of each of these items focuses on the impracticality of using these safeguards rather than why the transaction is procedurally fair to unaffiliated shareholders in their absence. Also, explain how Austin Associates' determination that the cash to be paid to investors is fair constitutes a procedural safeguard. Please refer to Question and Answer 21 in Exchange Act Release 17719 (April 13, 1981).

Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-affiliated Shareholders, page 32

34. It does not appear that your disclosure provides a thorough discussion of the benefits and detriments to your affiliates and non-affiliated security holders, including those that will remain common stock holders, will receive Class A preferred stock and those that will receive cash. See Instruction 2 to Item 1013 of Regulation M-A. Please revise to specifically address the benefits and detriments to each group of unaffiliated security holder. For example, but without limitation, one of the adverse effects of this transaction is that unaffiliated security holders that own less than 100 shares of your common stock will be required to surrender their shares involuntary in exchange for a cash price determined by the board and that security holders will not have the right as a result of the reverse stock split to liquidate their shares at a time and for a price of their choosing. Also, this section should expand upon the notion that unaffiliated security holders that will remain will lose the benefit of being registered under Section 12 of the Securities Act and will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of Merchants' financial statements. Further, address the benefits and detriments to security holders that will receive Class A preferred stock in exchange for the company's current common stock. In this regard, these security holders will receive securities with liquidation and dividend preferences, but will no longer have voting rights.

Source of Funds and Expenses, page 34

35. Please disclose any alternative financing arrangements or alternative financing plans in the event that Merchants is unable to secure a line of credit from First Tennessee Bank in the amount of $4.0 million. See item 1007(b) of Regulation M-A.

Rights of Dissenting Shareholders, page 38

36. Refer to the disclosure at the top of page 38. Delete the statement that the summary of appraisal rights is not complete and revise to make it so.

Documents Incorporated by reference, page 61

37. It does not appear that your Form 10-K for the fiscal year ended December 31, 2004 is included an appendix to this preliminary proxy statement. Please confirm that you plan to deliver the annual report and quarterly report that you are incorporating by reference within this proxy statement or otherwise advise. See Item 13(b)(2) of Regulation 14A.

38. Please note that Schedule 13E-3 does not specifically permit "forward incorporation" of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, if you make any such filings, you must amend the Schedule 13E-3 to specifically incorporate them by reference. Please revise.

Appendix F

39. We refer you to the pro forma financial statements. Please revise to include all of the pro forma information required by Item 1010(b) of Regulation M-A. In this regard, it does not appear that your pro forma information contains the ratio of earnings to fixed charges. Also, your pro forma information should be presented for the most recent fiscal year and the latest interim period.

Form of Proxy Card

40. Please revise your proxy card to clearly disclose that Proposals 1 and 2 are cross-conditioned upon one another.

Closing

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3456 with any questions.

Sincerely,

Jeffrey B. Werbitt
Attorney Advisor
Office of Mergers & Acquisitions

David J. Mack, Esquire
Thomas C. Blank, Esquire
Shumaker, Loop & Kendrick, LLP
1000 Jackson Street
Toledo, Ohio 43624